Mail Stop 3561

January 23, 2009

<u>By U.S. Mail</u>

Mr. Guo Fan
President, Chief Executive and Financial Officer
1053 North Barnstead Road
Center Barnstead, NH 03225

      RE: **Pay88, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 31, 2008
               File No. 0-51793

Dear Mr. Fan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Andrew Mew
                          Accounting Branch Chief